UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta, USAID renew global collaboration to improve food security”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913 media.relations@syngenta.com	Analyst/Investor contacts: Andrew McConville Switzerland +41 61 323 5059 USA +1 202 737 6521

Basel, Switzerland, October 20, 2017

Syngenta, USAID renew global collaboration to improve food security

•	Renewed MOU to develop agriculture in Africa, Asia and Latin America.

•	MOU strengthens Research & Development, smallholder farmer capacity, young professionals training and agricultural supply chains.

•	MOU to leverage new and existing partnerships and alliances.

Syngenta and the U.S. Agency for International Development (USAID) today signed an updated Memorandum of Understanding (MOU) to support agriculture and food security activities in Africa, Asia and Latin America.

This renewed collaboration, which started in 2013, aims to promote food security amongst smallholder farmers by cooperating on improving research and development, technology adoption and farmer know-how to boost farm productivity - whilst also tackling new challenges like the recent invasion of the fall armyworm pest (FAW) in Africa.

A key focus will be to improve the capacity of smallholder farmers to trial, adopt and safely use inputs to boost their yields as well as identifying and equipping young men and women interested in farming as a business. Selected projects will incorporate the use of advanced digital and satellite technology to enhance pest prediction and surveillance, support decision making and improve project evaluation. Programs on environmental sustainability and smallholder capacity training will further underpin Syngenta’s Good Growth Plan.

Erik Fyrwald, Chief Executive Office of Syngenta, said “We place great value on our continued partnership with USAID, which has helped us reach and train more smallholder farmers across the world than we would have been able to achieve alone. USAID’s work in supporting partnerships like this helps deliver real change for farmers in terms of sustainability and profitability.”

Syngenta – October 20, 2017 / Page 1 of 2

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. Syngenta disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta – October 20, 2017 / Page 2 of 2

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	October 20, 2017	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Markus Widmer
			Name:	Markus Widmer
			Title:	Legal Counsel